Exhibit 4.7

EHEALTH, INC. 2014 EQUITY INCENTIVE PLAN

NOTICE OF ANNUAL OUTSIDE DIRECTOR STOCK UNIT GRANT

You have been granted the following Stock Unit award covering shares of the Common Stock of eHealth, Inc. (the “Company”). Each Unit is equivalent to one share of Common Stock of the Company (a “Share”) for purposes of determining the number of Shares subject to this award. None of the restricted Stock Units will be issued (nor will you have the rights of a stockholder with respect to the underlying shares) until the vesting conditions described below are satisfied. Additional terms of this grant are as follows:

Name of Participant:	«FIRSTNAME» «LASTNAME»

Total Number of Shares:	«SHARESGRANTED»

Date of Grant:	«AWARDDATE»

Vesting Schedule:	100% of the Shares covered by this award shall vest on the day prior to the Company’s next annual stockholder meeting, subject to your continued Service through such vesting date. In addition, this restricted Stock Unit becomes 100% vested if the Company is subject to a “Change in Control” (as defined in the Plan) before your Service terminates.

You and the Company agree that this Stock Unit award is granted under, and governed by the terms and conditions of, the 2014 Equity Incentive Plan (the “Plan”) and the Stock Unit Award Agreement, both of which are attached to and made a part of this document.

You further agree that the Company may deliver by email all documents relating to the Plan or this award (including, without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a website maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a website, it will notify you by email.

PARTICIPANT:	EHEALTH, INC.

By:

«FIRSTNAME» «LASTNAME»	Title:	Chief Executive Officer

eHealth, Inc. 2014 Equity Incentive Plan

Outside Director Stock Unit Agreement

Grant	The Company hereby grants you an award of restricted Stock Units (“RSUs”), as set forth in the Notice of Stock Unit Grant (the “Notice of Grant”) and subject to the terms and conditions in this Agreement and the Company’s 2014 Equity Incentive Plan (the “Plan”). Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Stock Unit Agreement.

Company’s Obligation	Each RSU represents the right to receive a share of Stock (a “Share”) on the vesting date. Unless and until the RSUs vest, you will have no right to receive Shares under such RSUs. Prior to actual distribution of Shares pursuant to any vested RSUs, such RSUs will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company. Settlement of any vested RSUs shall be made in whole Shares only.

Vesting	Subject to the next paragraph (Forfeiture upon Termination of Service), the RSUs awarded by this Agreement will vest according to the vesting schedule specified in the Notice of Grant.

Forfeiture upon Termination of Service	Notwithstanding any contrary provision of this Agreement or the Notice of Grant, if you terminate Service for any or no reason prior to vesting, the unvested RSUs awarded by this Agreement will thereupon be forfeited at no cost to the Company.

Payment after Vesting	Any RSUs that vest hereunder will be paid to you (or in the event of your death, to your estate) in Shares. Such vested RSUs shall be paid in whole Shares as soon as practicable after vesting, but in each such case within sixty (60) days following the vesting date. In no event will you be permitted, directly or indirectly, to specify the taxable year of payment of any RSUs payable under this Agreement.

Tax Withholding	Currently there is no required US tax withholding with respect to this grant. If withholding should become required, then notwithstanding any contrary provision of this Agreement, no Shares shall be distributed to you unless and until you have made satisfactory arrangements with respect to the payment of income, employment and any other taxes which must be withheld with respect to such Shares. With the Company’s consent, these arrangements may include withholding shares of Company stock that otherwise would be issued to you with a Fair Market Value equal to the minimum amount statutorily required to be withheld.

Section 409A	It is the intent of this Agreement that it and all payments and benefits hereunder be exempt from, or comply with, the requirements of Section 409A so that none of the RSUs provided under this Agreement or Shares issuable thereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to be so exempt or so comply. Each payment payable under this Award Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). For purposes of this Agreement, “Section 409A” means Section 409A of the Code, and any final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time.

Arbitration	You and the Company agree that any and all disputes arising out of the terms of the Notice of Grant, the Plan or this Agreement or their interpretation shall be subject to binding arbitration in Santa Clara County, California before the American Arbitration Association under its California Employment Dispute Resolution Rules, or by a judge to be mutually agreed upon. You and the Company agree that the prevailing party in any arbitration shall be entitled to injunctive relief in any court of competent jurisdiction to enforce the arbitration award. You and the Company agree that the prevailing party in any arbitration shall be awarded reasonable attorney’s fees and costs.

Payments after Death	Any distribution or delivery to be made to you under this Agreement will, if you are then deceased, be made to the administrator or executor of your estate. Any such administrator or executor must furnish the Company with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

Stockholder Rights	Neither you nor any person claiming under or through you will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to you or your broker.

Notices	Any notice to be given to the Company under the terms of this Agreement will be addressed to the Company at 440 East Middlefield Road, Mountain View, California 94043, Attn: Stock Administration, or at such other address as the Company may hereafter designate in writing or electronically.

Grant is Not Transferable	Except to the limited extent provided in paragraph, this grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void. You may, however, dispose of this award in your will or through a beneficiary designation.

Binding Agreement	Subject to the limitation on the transferability of this grant contained herein, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

Additional Conditions to Issuance of Stock	If at any time the Company will determine, in its discretion, that the listing, registration or qualification of the Shares upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of Shares to you (or your estate), such issuance will not occur unless and until such listing, registration, qualification, consent or approval will have been effected or obtained free of any conditions not acceptable to the Company. The Company will make all reasonable efforts to meet the requirements of any such state or federal law or securities exchange and to obtain any such consent or approval of any such governmental authority.

Resale Restrictions	You agree not to sell any RSU Shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of California, without regard to its choice-of-law provisions.

The Plan and Other Agreements

The text of the Plan is incorporated in this Agreement by reference. This Agreement and the Notice of Grant are subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Agreement or the Notice of Grant and one or more provisions of the Plan, the provisions of the Plan will govern.

This Agreement, the Notice of Grant and the Plan constitute the entire understanding between you and the Company regarding this award. Any prior agreements, commitments or negotiations concerning this award are superseded. This Agreement may be amended only by another written agreement between the parties. Notwithstanding anything to the contrary in the Plan or this Agreement, the Company reserves the right to revise this Agreement as it deems necessary or advisable, in its sole discretion and without your consent, to comply with Section 409A or to otherwise avoid imposition of any additional tax or income recognition under Section 409A in connection to this grant of RSUs.

Administrator Authority	The Administrator will have the power to interpret the Plan, the Notice of Grant and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any RSUs have vested). All actions taken and all interpretations and determinations made by the Administrator in good faith will be final and binding upon you, the Company and all other interested persons. No member of the Administrator will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan, the Notice of Grant or this Agreement.

BY SIGNING THE NOTICE OF GRANT, YOU AGREE TO ALL OF THE TERMS AND

CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.